Shareholder Rebuttal to Procter & Gamble Co. Opposition Statement
Regarding Application of Company Non-discrimination Policies in States with Pro-discrimination Laws

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Procter & Gamble Co.
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

P&G shareowners are encouraged to vote FOR resolution #6:

RESOLVED: Shareholders request that the Company issue a public report to shareholders, employees, customers, and public policy leaders, omitting confidential information and at a reasonable expense, by April 1, 2018, detailing the known and potential risks and costs to the Company caused by any enacted or proposed state policies supporting discrimination against LGBT people, and detailing strategies above and beyond litigation or legal compliance that the Company may deploy to defend the Company’s LGBT employees and their families against discrimination and harassment that is encouraged or enabled by the policies.

Overview
At least 21 states have enacted a version of the Religious Freedom Restoration Act, including several states in which our Company’s employees live and/or work. These laws open the doors for businesses and public facilities to discriminate against our employees by allowing anyone to do so by claiming a religious justification.

While Procter & Gamble (“P&G” or “the Company”) has fostered an inclusive workplace, the Proponent believes that discrimination against our employees while outside of company bounds or work hours can affect employee morale and productivity, or potentially create an opportunity for litigation against the Company should it fail to prepare in advance for these risks.

The Proposal’s Request May Protect Shareholder Value
While the Proponent recognizes the Company’s commitment to internal policies respecting LGBT peoples’ rights in the workplace, the Proponent believes that the Company is putting shareholder value at risk by failing to recognize the Company’s responsibility in identifying ways in which discriminatory state policies may hurt our workforce.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

The so-called "Religious Freedom" bills enable active discrimination against our LGBT employees or their families by allowing businesses (including adoption agencies, medical facilities, or service providers) to turn away our employees. When applied to public facilities, some of these bills can force LGBT employees or their families to use the public facilities that are misaligned with their outwardly displayed gender, putting our employees in situations which may threaten their physical safety or mental health, limit their personal liberties, and/or force them to choose between personal dignity/safety and abiding by the law.

The Proponent believes that the Company should evaluate the level of risk associated with these bills by identifying how many of our employees reside and/or work in affected states. By failing to determine the level of risk, and failing investigate how the Company will respond to incidences of discrimination, harassment, or intimidation against its LGBT employees outside of the workplace, the proponent believes that our Company is not adequately preparing to respond to acute situations that may disrupt the lives of its employees and affect shareholder value.

The Proponent believes that employees who face discrimination, harassment, or intimidation outside of work or during the course of fulfilling their job duties offsite may not necessarily report those incidents to their supervisors, therefore not allowing management to be knowledgeable about the risks to employees caused by harassment spurred by these discriminatory bills.  Employees who feel safe at work may not know that they can rely on P&G to support them if they are experiencing harassment in their community or discrimination at retailers, medical practices, or public facilities. The Company’s evaluation of these risks and consideration of how it can mitigate those risks would benefit Management as well as shareholder value.

The Company Has Undermined Its Own Efforts
The Company’s opposition statement claims that P&G has used its “advertising voice to challenge societal norms about the LGBT community,” however the Proponent believes that the Company has undermined its own efforts to “challenge . . . norms.” When interviewed by a news outlet regarding the October 2016 ad “Ladies Room,” featuring a transgender female character steeling herself to use a public restroom, Janine Miletic, brand director of North America Deodorants at P&G, stated that “this spot was not intended to make any political statement or to support or oppose any specific legislation.” By making this statement, the Proponent believes that P&G not only lost an opportunity to make a statement about the rights of transgender people, but also missed a chance to further build our customer base with shoppers who connect with the ad’s meaning. In the opinion of the Proponent, P&G did not truly make a good faith effort to “challenge norms,” as the Company states. Given the way the Company’s representative undermined the value of the ad, the Proponent considers the ad to be a façade or a simple marketing tactic.

The Company Did Not Speak Out Against Recent Discriminatory Bills
In 2015, North Carolina introduced and passed House Bill 2, the notorious “bathroom bill,” which (among other things) forced transgender individuals to put themselves in physical danger by requiring that they use the bathroom associated with the sex on their birth certificate rather than their outwardly displayed gender.  While the Proponent recognizes P&G’s history of supporting LGBT causes, our Company’s lack of prominent statement against these bills which may harm our employees and/or their families was evident.  In contrast, sixty-eight companies—including Apple, American Airlines, IBM, General Electric, and Morgan Stanley — went as far as filing a court brief to block House Bill 2.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

Conclusion:
The Proponent believes that the well-being of our LGBT employees continues to be threatened by national and local legislation which seeks to restrict or eliminate their opportunities and safety. In the opinion of the Proponent, our national conversation recently took a turn for the worse when a ban on transgender people in the armed forces was proposed despite the fact that “federal court decisions have recognized that under our constitution transgender people are protected against discrimination on the basis of sex – like everyone else – as well as on the basis of their transgender status.”1 The Proponent believes that businesses must take a more direct and stronger stand against misguided state and federal regulations that harm our employees and undercut our workforce. Research shows that stress employees experience can affect the entire company. Hostile public policies may threaten employees in their communities and home lives, making it more difficult for them to perform well at work. The Proponent believes that the Company needs to take proactive steps to protect shareholder value that may be undermined by the effect of these discriminatory bills.

We urge you to vote “FOR” proxy item #6. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

Date: September 6, 2017

By: /s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the filer of this proposal.

1 http://www.foxnews.com/politics/2017/08/07/more-than-50-house-dems-urge-mattis-to-reject-transgender-military-ban.html

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM